UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2020

Commission File Number: 000-53445

KB Financial Group Inc.

(Translation of registrant’s name into English)

26, Gukjegeumyung-ro 8-gil, Yeongdeungpo-gu, Seoul 07331, Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F           ☒           Form 40-F ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Update: Acquisition of Shares of PRASAC Microfinance Institution Limited

This Form 6-K is being furnished solely for the purpose of updating certain information in the Form 6-K furnished by KB Financial Group Inc. (“KB Financial Group”) under the title “Acquisition of Shares of PRASAC Microfinance Institution Limited” on December 27, 2019 (the “Original Report”) relating to a resolution by the board of directors of Kookmin Bank, KB Financial Group’s wholly-owned subsidiary, to acquire shares of PRASAC Microfinance Institution Limited, a provider of microfinance and deposit-taking services in Cambodia (“PRASAC,” and such acquisition, the “Acquisition”).

On April 10, 2020, Kookmin Bank consummated the Acquisition by purchasing 161,000,000 shares of PRASAC, which represented 70.0% of PRASAC’s total number of shares issued, as initially envisioned by the board of directors of Kookmin Bank. The purchase price is US$ 603,400,000 (KRW 733,975,760,000 calculated using the exchange rate of KRW 1,216.4 to US$ 1.00 announced on April 10, 2020).

For detailed information regarding the Acquisition, please refer to the Original Report.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KB Financial Group Inc.
(Registrant)

Date: April 14, 2020	By: /s/ Ki-Hwan Kim
(Signature)

Name: Ki-Hwan Kim
Title: Deputy President and Chief Finance Officer